

August 22, 2023

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

      **RE:**     **MIAX Emerald, LLC ("Emerald")**
                **Amendment 2023-12 to Form 1 Application**

Dear Ms. Jackson:

      Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2032-12 to the Form 1 Application of Emerald, which includes the following changes:

                Exhibit M – Updated member list

      Please do not hesitate to contact me if you have any questions in connection with this matter.

                        Sincerely,

                        *Barbara J. Comly*

                        Barbara J. Comly
                        EVP, General Counsel & Corporate Secretary

Enclosure
cc:     Marlene Olsen

| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY):<br><br>08/22/23 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

**Warning:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1. State the name of the applicant:  MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box):  7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone:  609-897-7300;  Facsimile:  609-987-2210

**23007951**

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Emerald, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends:  December 31

8. Indicate legal status of applicant:  ☐ Corporation     ☐ Sole Proprietorship     ☐ Partnership
   ☒ Limited Liability Company     ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a)  Date (MM/DD/YY):  01/30/18          (b)  State/Country of formation:  Delaware

   (c)  Statute under which applicant was organized:  Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:**  The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: August 22, 2023               By: _____
                                        Deborah L. Carroll
                                        SVP, Associate General Counsel

Subscribed and sworn before me this 22nd day of August, 2023.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

# EXHIBIT M

**Exhibit Request:**

**Provide an alphabetical list of all members, subscribers or other users, including the following information:**

**1.      Name;**

**2.      Date of election to membership or acceptance as a member, subscriber or other user;**

**3.      Principal business address and telephone number;**

**4.      If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

**5.      Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).  A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

**6.      The class of membership, participation or subscription or other access.**

**Response:**

Attached is a list of the members of the Exchange as of August 21, 2023, including the information set forth in items 1-6 above.

## ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago          IL          60604
Tele #:  (312) 604-8000

Approval Date:  3/1/2019
**Membership Activities:**
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

## APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas          TX          75201
Tele #:  (214) 765-1100

Approval Date:  3/1/2019
**Membership Activities:**
Clearance
International Tele #

SEC #: 8- 23522
CRD #: 13071

## BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York          NY          10019
Tele #:  (212) 526-7000

Approval Date:  3/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 41342
CRD #: 19714

## BELVEDERE TRADING LLC

10 S. Riverside Plaza, Suite 2100
Chicago          IL          60606
Tele #:  (312) 893-3750

Approval Date:  9/15/2022
**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 66612
CRD #: 132605

## BOFA SECURITIES, INC.

One Bryant Park
New York          NY          10036
Tele #:  (646) 743-2734

Approval Date:  3/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 69787
CRD #: 283942

## CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago          IL          60603
Tele #:  (312) 395-2100

Approval Date:  3/1/2019
**Membership Activities:**
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 53574
CRD #: 116797

## CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York          NY          10013
Tele #:  (212) 816-6000

Approval Date:  5/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

## CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York          NY          10010
Tele #:  (212) 325-2000

Approval Date:  3/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 00422
CRD #: 816

## DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago          IL          60606
Tele #:  (312) 986-2006

Approval Date:  3/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 52503
CRD #: 104031

## GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019

**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

## GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282
Tele #: (212) 902-1000

Approval Date: 3/1/2019

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

## GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400
Chicago   IL   60605
Tele #: (312) 347-8864

Approval Date: 3/1/2019

**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-47762
CRD #: 37484

## GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.
New York   NY   10022
Tele #: (212) 715-2830

Approval Date: 3/22/2022

**Membership Activities:**
Lead & Registered Market Maker
International Tele #

SEC #: 8-68126
CRD #: 149224

## HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York   NY   10007
Tele #: (212) 293-1444

Approval Date: 3/1/2019

**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8-68430
CRD #: 152144

## IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago   IL   60606
Tele #: (312) 244-3300

Approval Date: 3/1/2019

**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-52600
CRD #: 104143

## INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019
Tele #: (212) 310-9500

Approval Date: 3/1/2019

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

## INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830
Tele #: (203) 618-5710

Approval Date: 3/1/2019

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

## J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179
Tele #: (212) 272-2000

Approval Date: 3/1/2019

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

## JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York          NY      10281
      Tele #: (646) 759-6000

Approval Date: 3/8/2019
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

## JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York          NY      10281
      Tele #: (646) 759-6000

Approval Date: 3/8/2019
**Membership Activities:**
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 66813
CRD #: 134159

## JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York          NY      10022
      Tele #: (212) 284-2300

Approval Date: 3/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

## JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago          IL      60654
      Tele #: (312) 205-8900

Approval Date: 12/9/2019
**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8- 52989
CRD #: 106124

## MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago          IL      60603
      Tele #: (312) 334-8000

Approval Date: 3/1/2019
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8- 48255
CRD #: 38455

## MORGAN STANLEY & CO. LLC

1585 Broadway
New York          NY      10036
      Tele #: (212) 761-4000

Approval Date: 3/1/2019
**Membership Activities:**
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8- 15869
CRD #: 8209

## OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago          IL      60601
      Tele #: (312) 821-9500

Approval Date: 3/1/2019
**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 66083
CRD #: 128030

## PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City          NJ      07399
      Tele #: (201) 413-2000

Approval Date: 3/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

## RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago          IL      60605
      Tele #: (312) 692-5000

Approval Date: 3/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

## SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100

Chicago     IL     60604

Tele #: (312) 360-2440

Approval Date: 3/1/2019

**Membership Activities:**

Order Entry

International Tele #

SEC #: 8-68556

CRD #: 153585

## SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220

Bala Cynwyd     PA     19004

Tele #: (610) 617-2600

Approval Date: 3/1/2019

**Membership Activities:**

Lead & Registered Market Maker

International Tele #

SEC #: 8-37520

CRD #: 33875

## SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220

Bala Cynwyd     PA     19004

Tele #: (610) 617-2600

Approval Date: 3/1/2019

**Membership Activities:**

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8-47034

CRD #: 35874

## TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.

New York     NY     10013

Tele #: (212) 625-5700

Approval Date: 3/1/2019

**Membership Activities:**

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8-68090

CRD #: 148960

## UBS SECURITIES LLC

1285 Avenue of the Americas

New York     NY     10019

Tele #: (203) 719-3000

Approval Date: 3/1/2019

**Membership Activities:**

Order Entry & Clearance

International Tele #

SEC #: 8-22651

CRD #: 7654

## WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor

D1086-060

Charlotte     NC     28202

Tele #: (704) 410-1913

Approval Date: 3/6/2019

**Membership Activities:**

Order Entry & Clearance

International Tele #

SEC #: 8-65876

CRD #: 126292

## WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200

Chicago     IL     60604

Tele #: (312) 884-4000

Approval Date: 3/1/2019

**Membership Activities:**

Order Entry & Clearance

International Tele #

SEC #: 8-65336

CRD #: 120719

## WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200

Chicago     IL     60604

Tele #: (312) 884-4000

Approval Date: 3/1/2019

**Membership Activities:**

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8-47484

CRD #: 36848

**Total BD Firms 35**